UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-23253

ITC^DeltaCom, Inc.

(Exact name of registrant as specified in its charter)

7037 Old Madison Pike, Huntsville, Alabama 35806

(256) 382-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan and Common Stock of ITC^DeltaCom, Inc., par value $0.01 per share, purchasable pursuant to the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan

(Title of each class of securities covered by this Form)

Common Stock of ITC^DeltaCom, Inc., par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒*

Approximate number of holders of record as of the certification or notice date:                 125

Registrant. Pursuant to the requirements of the Securities Exchange Act of 1934, ITC^DeltaCom, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 26, 2007	ITC^DeltaCom, Inc.

	By:	/s/ J. Thomas Mullis
J. Thomas Mullis
Senior Vice President-Legal and Regulatory
(Duly Authorized Officer)

Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ITC^DeltaCom, Inc. Employee Profit Sharing
and 401(k) Plan

	By:	ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan Administrative Committee
(Plan Administrator)

Date: June 26, 2007	By:	/s/ J. Thomas Mullis
J. Thomas Mullis
Authorized Signatory

*	The ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan has been amended to provide for self-directed brokerage accounts under the Plan. One effect of the amendment is to eliminate the ability of participating employees to buy from the above-referenced employer the Common Stock of the employer through salary deferral contributions or otherwise. Consequently, consistent with Release No. 33-6188, interests in the Plan no longer are required to be registered under the Securities Act of 1933, and the Plan no longer is required to file annual reports on Form 11-K under the Securities Exchange Act of 1934.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.